June 1, 2010

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington D.C. 20549

RE:

Santa Barbara Group of Mutual Funds, Inc.

File Nos. 33-56546 and 811-07414

Ladies and Gentlemen:

On behalf of Santa Barbara Group of Mutual Funds, Inc., a registered investment company (the “Company”), we hereby submit, via electronic filing, Post-Effective Amendment No. 23 to the Company’s Registration Statement under the Securities Act of 1933 (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of the filing is to provide current financial statements and other updating information for the Fund.  The prospectus is intended to comply with the new Form N-1A statutory and summary prospectus requirements.

Please contact JoAnn M. Strasser at (513) 352-6725 with your comments.

Very truly yours,

/s/ THOMPSON HINE LLP

THOMPSON HINE LLP